UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
LIBERTY GLOBAL, INC.
(Name of Subject Company (Issuer))
LIBERTY GLOBAL, INC.
(Name of Filing Person (Offeror/Issuer))
SERIES A COMMON STOCK, PAR VALUE $0.01 PER SHARE
SERIES C COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
53055101 (SERIES A COMMON STOCK)
53055309 (SERIES C COMMON STOCK)
(CUSIP Number of Class of Securities)

Elizabeth M. Markowski	Copy to:
Senior Vice President and Secretary Liberty Global, Inc. 12300 Liberty Boulevard Englewood, Colorado 80112 (303) 220-6600	Robert W. Murray Jr. Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112-4498 (212) 408-2500
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
Series A shares $250,008,000	$7,675
Series C shares $250,008,000	$7,675

*	Estimated for the purposes of calculating the filing fee only, this amount is based on the purchase of 5,682,000 shares of Series A common stock at the maximum tender offer price of $44.00 per share and the purchase of 5,682,000 shares of Series C common stock at the maximum tender offer price of $44.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.
Item 2. Subject Company Information.
Item 3. Identity and Background of Filing Person.
Item 4. Terms of the Transaction.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
Item 6. Purposes of the Transaction and Plans and Proposals.
Item 7. Source and Amount of Funds or Other Consideration.
Item 8. Interest in Securities of the Subject Company.
Item 9. Persons/assets, retained, employed, compensated, or used.
Item 10. Financial Statements.
Item 11. Additional Information.
Item 12. Exhibits.
Item 13. Information Required By Schedule 13e-3.
SIGNATURE
EXHIBIT INDEX
Offer to Purchase
Letter of Transmittal for Series A Common Stock
Letter of Transmittal for Series C Common Stock
Notice of Guaranteed Delivery for Series A Common Stock
Notice of Guaranteed Delivery for Series C Common Stock
Letter from Information Agent to Brokers
Letter from Brokers to Clients
Form of Letter to Liberty Global 401(k) (Series A)
Form of Letter to Liberty Global 401(k) (Series C)
Form of Letter to Liberty Media 401(k)
Guide for Participants in the Liberty Global 401(k) (Series A)
Guide for Participants in the Liberty Global 401(k) (Series C)
Form of Summary Advertisement

     This Issuer Tender Offer Statement on Schedule TO is filed by Liberty Global, Inc., a Delaware corporation (the “Company”), in connection with its offer to purchase up to 5,682,000 shares of its Series A common stock, par value $0.01 per share, at a price not greater than $44.00 nor less than $40.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated August 10, 2007 a copy of which is attached hereto as Exhibit (a)(1)(i) (the “Offer to Purchase”) and the related letter of transmittal, a copy of which is attached hereto as Exhibit (a)(1)(ii) (which together, as each of which may be amended or supplemented from time to time, constitute the Series A tender offer).
     This Issuer Tender Offer Statement on Schedule TO is also filed in connection with the Company’s offer to purchase up to 5,682,000 shares of its Series C common stock, par value $0.01 per share, at a price not greater than $44.00 nor less than $40.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related letter of transmittal, a copy of which is attached hereto as Exhibit (a)(1)(iii) (which together, as each of which may be amended or supplemented from time to time, constitute the Series C tender offer).
     This Issuer Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the letters of transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.
Item 1. Summary Term Sheet.
     The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.
Item 2. Subject Company Information.
(a)	The name of the subject company is Liberty Global, Inc. Liberty Global’s principal executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112, and its telephone number at that address is (303) 220-6600.

(b)	The name and title of the subject classes of securities are Liberty Global’s Series A common stock, par value $0.01 per share, and its Series C common stock, par value $0.01 per share. The information set forth in the first sentence of Section 11 of the Offer to Purchase entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated by reference herein.

(c)	The information set forth in Section 8 of the Offer to Purchase entitled “Price Range of Shares” is incorporated by reference herein.
Item 3. Identity and Background of Filing Person.
(a)	The filing person is the subject company. The address of the filing person is 12300 Liberty Boulevard, Englewood, Colorado 80112, and its telephone number at that address is (303) 220-6600. For information regarding the subject company, see Item 2(a) above.

Pursuant to Instruction C to Schedule TO, the following persons comprise all the directors and executive officers of the subject company:

Name	Title
John C. Malone	Chairman of Board of Directors

Michael T. Fries	President, Chief Executive Officer and Director

John P. Cole, Jr.	Director

David E. Rapley	Director

Gene W. Schneider	Director

John W. Dick	Director

J.C. Sparkman	Director

J. David Wargo	Director

Paul A. Gould	Director

Larry E. Romrell	Director

Amy M. Blair	Senior Vice President, Global Human Resources

Charles H.R. Bracken	Senior Vice President and Co-Chief Financial Officer (Principal Financial Officer)

Miranda Curtis	President, Liberty Global Japan division

Bernard G. Dvorak	Senior Vice President and Co-Chief Financial Officer (Principal Accounting Officer)

Robert M. Leighton	Senior Vice President, Programming

Elizabeth M. Markowski	Senior Vice President, General Counsel and Secretary

W. Gene Musselman	President and Chief Operating Officer, UPC Broadband division

Balan Nair	Senior Vice President and Chief Technology Officer

Shane O’Neill	Senior Vice President and Chief Strategy Officer

Mauricio Ramos	President, Liberty Global Latin America division and Chief Executive Officer of VTR Global Com, S.A.

Frederick G. Westerman III	Senior Vice President, Investor Relations and Corporate Communications
The address of each of the foregoing persons is c/o Liberty Global, Inc., 12300 Liberty Boulevard, Englewood, Colorado 80112.
Item 4. Terms of the Transaction.
(a)	The information set forth in Section 1 (“Number of Shares; Proration”), Section 2 (“Background and Purpose of the Tender Offers”), Section 3 (“Procedures for Tendering Shares”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Shares and Payment of Purchase Price”) and Section 13 (“Certain U.S. Federal Income Tax Consequences”) of the Offer to Purchase are incorporated by reference herein.

(b)	The information set forth in Section 11 of the Offer to Purchase entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated by reference herein.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(e)	The information set forth in Section 11 of the Offer to Purchase entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated by reference herein.
Item 6. Purposes of the Transaction and Plans and Proposals.
(a)	The information set forth in Section 2 of the Offer to Purchase entitled “Background and Purpose of the Tender Offers” is incorporated by reference herein.

(b)	The information set forth in Section 2 of the Offer to Purchase entitled “Background and Purpose of the Tender Offers” is incorporated by reference herein.

(c)	The information set forth in Section 11 of the Offer to Purchase entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated by reference herein.
Item 7. Source and Amount of Funds or Other Consideration.
(a)	The information set forth in Section 9 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated by reference herein.

(b)	The information set forth in Section 9 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated by reference herein.

(d)	Not applicable.
Item 8. Interest in Securities of the Subject Company.
(a)	The information set forth in Section 11 of the Offer to Purchase entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated by reference herein.

(b)	The information set forth in Section 11 of the Offer to Purchase entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated by reference herein.

In addition to the information incorporated by reference into this Item 8(b), the transactions listed below were effected by executive officers and/or directors of certain significant subsidiaries or divisions of the Company during the 60 days prior to the date hereof but the information relating thereto was obtained on or after the date printing was started on the Offer to Purchase.
The following executive officers and/or directors of certain significant subsidiaries or divisions of the Company exercised the following stock appreciation rights previously granted to such person (number of shares is after tax withholding):

		"in the		Series A	Per Share	Series C	Per Share
	Date of	money		Shares	Value	Shares	Value
Name	Exercise	value”		Received	(Series A)	Received	(Series C)
Robert Dunn	6 June 2007	$96,321	*	1,334	$37.13	1,335	$35.02
	6 June 2007	$1,905,587		26,497	$37.13	26,318	$35.02
Niall Curran	10 July 2007	$3,851,579		26,953	$42.90	27,119	$41.15
Dennis Okhuisjen	13 June 2007	$107,173		671	$39.49	663	$37.47
Ray Samuelson	13 July 2007	$739,627		5,867	$44.50	5,877	$42.31
Diederik Karsten	16 July 2007	$2,038,537		11,264	$44.09	11,370	$42.37
* Stock appreciation rights had a capped value of $10.90 for Series A shares and $10.31 for Series C shares.
The following executive officers and/or directors of certain significant subsidiaries or divisions of the Company exercised stock options previously granted and sold the shares acquired upon such exercise in open market transactions as follows:

			Per Share		Per Share
	Date of Exercise	Series A	Price	Series C Shares	Price
Name	& Sale	Shares Sold	(Series A)	Sold	(Series C)
Ray Samuelson	13 July 2007	13,965	$44.32	13,965	$42.03
Michael Erickson	5 June 2007	3,374	$38.80	3,374	$36.24
Jay Gleason	6 July 2007	1,615	$42.33	1,615	$40.38
The following executive officers and/or directors of certain significant subsidiaries or divisions of the Company sold shares of common stock in open market transactions as follows:

			Per Share		Per Share
		Series A	Price	Series C	Price
Name	Date of Sale	Shares Sold	(Series A)	Shares Sold	(Series C)
Robert Dunn	2 July 2007	27,831	$41.73	27,653	$39.96
Niall Curran	13 July 2007	18,000	$44.33	18,000	$42.20
	17 July 2007	8,953	$44.24	9,119	$42.51
Dennis Okhuijsen	14 June 2007	671	$39.88	663	$37.84
	2 July 2007	1,049	$40.74
	6 July 2007			1,049	$39.84
John Sandoval	1 June 2007	183	$38.88	183	$36.43

			Per Share		Per Share
		Series A	Price	Series C	Price
Name	Date of Sale	Shares Sold	(Series A)	Shares Sold	(Series C)
James Clark	1 June 2007			9,695	$35.92
Diederik Karsten	20 July 2007	960	$44.53	960	$42.54
	25 July 2007	11,264	$43.92	11,370	$41.52
David Leonard	16 July 2007	500	$44.45	500	$42.44
	11 June 2007	1,800	$37.67	5,000	$35.51
	8 June 2007	13,000	$39.19
On August 2, 2007, the following executive officers and/or directors of certain significant subsidiaries or divisions of the Company had shares of common stock withheld in satisfaction of tax withholding requirements upon the vesting of restricted stock as follows:

	Series A		Series C
	Shares	Value per	Shares	Value per
Name	Withheld	share	Withheld	share
James Clark	78	$42.11	78	$39.89
Jay Gleason	83	$42.11	83	$39.89
Anton Tuijten	285	$42.11	285	$39.89
Ruth Pirie	225	$42.11	225	$39.89
Diederik Karsten	260	$42.11	260	$39.89
Ray Samuelson	109	$42.11	109	$39.89
Niall Curran	192	$42.11	192	$39.89
Angela McMullen	225	$42.11	225	$39.89
Jeremy Evans	225	$42.11	225	$39.89
Dennis Okhuijsen	285	$42.11	285	$39.89
Marijn Cugati	111	$42.11	111	$39.89
John Sandoval	83	$42.11	83	$39.89
Michael J. Erickson	87	$42.11	87	$39.89
Thomas Hintze	188	$42.11	188	$39.89
Nimrod Kovacs	192	$42.11	192	$39.89
Joe Zuravle	122	$42.11	122	$39.89
Suzanne Schoettger	117	$42.11	117	$39.89
On August 3, 2007, Ruth Pirie, an officer of certain significant subsidiaries, had 62 Series A shares and 62 Series C shares withheld in satisfaction of tax withholding requirements upon the vesting of restricted stock.

Item 9. Persons/assets, retained, employed, compensated, or used.
(a)	The information set forth in Section 15 of the Offer to Purchase entitled “Fees and Expenses” is incorporated by reference herein.
Item 10. Financial Statements.
(a)	Not applicable.

(b)	Not applicable.
Item 11. Additional Information.

(a)(1)	The information set forth in Section 11 of the Offer to Purchase entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated by reference herein.

(a)(2)	The information set forth in Section 12 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory and Foreign Approvals” is incorporated by reference herein.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.
(b)	The information set forth in the Offer to Purchase and the letters of transmittal attached to this Schedule TO as Exhibits (a)(1)(ii) and (a)(1)(iii) are incorporated herein by reference.
Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated August 10, 2007.
(a)(1)(ii)	Letter of Transmittal for Series A Common Stock (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Letter of Transmittal for Series C Common Stock (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iv)	Notice of Guaranteed Delivery for Series A Common Stock.
(a)(1)(v)	Notice of Guaranteed Delivery for Series C Common Stock.
(a)(1)(vi)	Letter from Information Agent to Brokers.
(a)(1)(vii)	Letter from Brokers to Clients.
(a)(1)(viii)	Form of Letter to Liberty Global 401(k) Savings & Stock Ownership Plan Participants (Series A).
(a)(1)(ix)	Form of Letter to Liberty Global 401(k) Savings & Stock Ownership Plan Participants (Series C).
(a)(1)(x)	Form of Letter to Liberty Media 401(k) Savings Plan Participants.
(a)(1)(xi)	Guide for Participants in the Liberty Global 401(k) Savings Plan — Puerto Rico (Series A).
(a)(1)(xii)	Guide for Participants in the Liberty Global 401(k) Savings Plan — Puerto Rico (Series C).
(a)(5)(i)	Press Release dated August 3, 2007 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on August 3, 2007).
(a)(5)(ii)	Form of Summary Advertisement.
(b)(1)	Not Applicable.

Exhibit Number	Description
(d)(1)	Liberty Global, Inc. 2005 Incentive Plan (As Amended and Restated Effective October 31, 2006) (the “Incentive Plan”) (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on November 6, 2006).
(d)(2)	Form of the Non-Qualified Stock Option Agreement under the Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q, filed on May 10, 2007 (the “May 10, 2007 10-Q”)).
(d)(3)	Form of Stock Appreciation Rights Agreement under the Incentive Plan (incorporated by reference to Exhibit 10.6 to the May 10, 2007 10-Q).
(d)(4)	Form of Restricted Shares Agreement under the Incentive Plan (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed on August 19, 2005).
(d)(5)	Form of Restricted Share Units Agreement under the Incentive Plan (incorporated by reference to Exhibit 10.1 to the May 10, 2007 10-Q).
(d)(6)	Form of Restricted Share Units Agreement under the Liberty Global, Inc. 2005 Nonemployee Director Incentive Plan (As Amended and Restated Effective November 1, 2006) (incorporated by reference to Exhibit 10.4 to the May 10, 2007 10-Q).
(d)(7)	Non-Qualified Stock Option Agreement, dated as of June 7, 2004, between John C. Malone and the Company (as successor to Liberty Media International, Inc. (“LMI”) under the Incentive Plan (the “Malone Award Agreement”) (incorporated by reference to Exhibit 7(A) to Mr. Malone’s Schedule 13D/A (Amendment No. 1) with respect to LMI’s common stock, filed on July 14, 2004).
(d)(8)	Form of Amendment to the Malone Award Agreement (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K, filed on December 27, 2005 (the “409A 8-K”)).
(d)(9)	Liberty Global, Inc. Senior Executive Performance Plan (As Amended and Restated Effective May 2, 2007) (incorporated by reference to Exhibit 10.2 to the May 10, 2007 10-Q).
(d)(10)	Form of Participation Certificate under the Senior Executive Performance Incentive Plan (incorporated by reference to Exhibit 10.3 to the May 10, 2007 10-Q).
(d)(11)	Liberty Global, Inc. 2005 Nonemployee Director Incentive Plan (as Amended and Restated Effective November 1, 2006) (the “Director Plan”) (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed on November 6, 2006).
(d)(12)	Form of Restricted Shares Agreement under the Director Plan (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K/A (Amendment No. 1), filed on August 11, 2006).
(d)(13)	Form of Non-Qualified Stock Option Agreement under the Director Plan (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on June 16, 2005).
(d)(14)	Liberty Global, Inc. Compensation Policy for Nonemployee Directors (as Amended and Restated Effective June 7, 2006) (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on June 12, 2006).
(d)(15)	Liberty Media International, Inc. Transitional Stock Adjustment Plan (the “Transitional Plan”) (incorporated by reference to Exhibit 4.5 to LMI’s Registration Statement on Form S-8, filed on June 23, 2004 (File No. 333-116790)).
(d)(16)	Form of Non-Qualified Stock Option Exercise Price Amendment under the Transitional Plan (incorporated by reference to Exhibit 99.1 to the 409A 8-K).
(d)(17)	Form of Non-Qualified Stock Option Amendment under the Transitional Plan (incorporated by reference to Exhibit 99.2 to the 409A 8-K).
(d)(18)	UnitedGlobalCom, Inc. (“UGC”) Equity Incentive Plan (amended and restated effective October 17, 2003) (incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K, filed on March 1, 2007 (the “2006 Form 10-K”)).
(d)(19)	UnitedGlobalCom, Inc. 1993 Stock Option Plan (amended and restated effective January 22, 2004) (incorporated by reference to Exhibit 10.6 to UGC’s Annual Report on Form 10-K, filed on March 15, 2004 (the “UGC 2003 10-K”)).
(d)(20)	Form of Amendment to Stock Appreciation Rights Agreement under the UnitedGlobalCom Equity Incentive Plan (amended and restated October 17, 2003) (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on December 6, 2005).
(d)(21)	Stock Option Plan for Non-Employee Directors of UGC, effective June 1, 1993, amended and restated as of January 22, 2004 (incorporated by reference to Exhibit 10.7 to the UGC 2003 10-K).
(d)(22)	Stock Option Plan for Non-Employee Directors of UGC, effective March 20, 1998, amended and restated as of January 22, 2004 (incorporated by reference to Exhibit 10.8 to the UGC 2003 10-K).

Exhibit Number	Description
(d)(23)	Form of Letter Agreement dated December 22, 2006, between United Chile LLC and certain employees of the Company, including three executive officers and a director (incorporated by reference to Exhibit 10.22 to the 2006 Form 10-K).
(d)(24)	Indenture dated as of April 6, 2004, by and between UnitedGlobalCom, Inc. and The Bank of New York (incorporated by reference to Exhibit 4.1 to UGC’s Current Report on Form 8-K, filed on April 7, 2004).
(d)(25)	First Supplemental Indenture, dated as of May 24, 2005, between UnitedGlobalCom, Inc. and The Bank of New York (incorporated by reference to Exhibit 10.1 to UGC’s Current Report on Form 8-K, filed on May 31, 2005).
(d)(26)	Second Supplemental Indenture, dated as of June 15, 2005, among UnitedGlobalCom, Inc., the Company and The Bank of New York (incorporated by reference to Exhibit 10.1 to UGC’s Current Report on Form 8-K, filed on June 16, 2005).
(d)(27)	Third Supplemental Indenture, dated as of August 26, 2005, by and among UnitedGlobalCom, Inc., the Company and The Bank of New York (incorporated by reference to Exhibit 10.1 to UGC’s Current Report on Form 8-K, filed on August 29, 2005).
(d)(28)	Amended and Restated Stockholders’ Agreement, dated as of May 21, 2004, among the Company, Liberty Media International Holdings, LLC, Robert R. Bennett, Miranda Curtis, Graham Hollis, Yasushige Nishimura, Liberty Jupiter, Inc., and, solely for purposes of Section 9 thereof, Liberty Media Corporation (incorporated by reference to Exhibit 10.23 to Amendment No. 1 to LMI’s Registration Statement on Form 10, filed on May 25, 2004 (File No. 000-50671)).
(g)	Not Applicable.
(h)	Not Applicable.
Item 13. Information Required By Schedule 13e-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIBERTY GLOBAL, INC.
By:	/s/ ELIZABETH M. MARKOWSKI
	Name:	Elizabeth M. Markowski
	Title:	Senior Vice President, General Counsel and Secretary

Date: August 10, 2007

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)(i)	Offer to Purchase, dated August 10, 2007.
(a)(1)(ii)	Letter of Transmittal for Series A Common Stock (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Letter of Transmittal for Series C Common Stock (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iv)	Notice of Guaranteed Delivery for Series A Common Stock.
(a)(1)(v)	Notice of Guaranteed Delivery for Series C Common Stock.
(a)(1)(vi)	Letter from Information Agent to Brokers.
(a)(1)(vii)	Letter from Brokers to Clients.
(a)(1)(viii)	Form of Letter to Liberty Global 401(k) Savings & Stock Ownership Plan Participants (Series A).
(a)(1)(ix)	Form of Letter to Liberty Global 401(k) Savings & Stock Ownership Plan Participants (Series C).
(a)(1)(x)	Form of Letter to Liberty Media 401(k) Savings Plan Participants.
(a)(1)(xi)	Guide for Participants in the Liberty Global 401(k) Savings Plan — Puerto Rico (Series A).
(a)(1)(xii)	Guide for Participants in the Liberty Global 401(k) Savings Plan — Puerto Rico (Series C).
(a)(5)(i)	Press Release dated August 3, 2007 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on August 3, 2007).
(a)(5)(ii)	Form of Summary Advertisement.
(b)(1)	Not Applicable.
(d)(1)	Liberty Global, Inc. 2005 Incentive Plan (As Amended and Restated Effective October 31, 2006) (the “Incentive Plan”) (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on November 6, 2006).
(d)(2)	Form of the Non-Qualified Stock Option Agreement under the Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q, filed on May 10, 2007 (the “May 10, 2007 10-Q”)).
(d)(3)	Form of Stock Appreciation Rights Agreement under the Incentive Plan (incorporated by reference to Exhibit 10.6 to the May 10, 2007 10-Q).
(d)(4)	Form of Restricted Shares Agreement under the Incentive Plan (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed on August 19, 2005).
(d)(5)	Form of Restricted Share Units Agreement under the Incentive Plan (incorporated by reference to Exhibit 10.1 to the May 10, 2007 10-Q).
(d)(6)	Form of Restricted Share Units Agreement under the Liberty Global, Inc. 2005 Nonemployee Director Incentive Plan (As Amended and Restated Effective November 1, 2006) (incorporated by reference to Exhibit 10.4 to the May 10, 2007 10-Q).
(d)(7)	Non-Qualified Stock Option Agreement, dated as of June 7, 2004, between John C. Malone and the Company (as successor to Liberty Media International, Inc. (“LMI”) under the Incentive Plan (the “Malone Award Agreement”) (incorporated by reference to Exhibit 7(A) to Mr. Malone’s Schedule 13D/A (Amendment No. 1) with respect to LMI’s common stock, filed on July 14, 2004).
(d)(8)	Form of Amendment to the Malone Award Agreement (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K, filed on December 27, 2005 (the “409A 8-K”)).
(d)(9)	Liberty Global, Inc. Senior Executive Performance Plan (As Amended and Restated Effective May 2, 2007) (incorporated by reference to Exhibit 10.2 to the May 10, 2007 10-Q).
(d)(10)	Form of Participation Certificate under the Senior Executive Performance Incentive Plan (incorporated by reference to Exhibit 10.3 to the May 10, 2007 10-Q).
(d)(11)	Liberty Global, Inc. 2005 Nonemployee Director Incentive Plan (as Amended and Restated Effective November 1, 2006) (the “Director Plan”) (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed on November 6, 2006).
(d)(12)	Form of Restricted Shares Agreement under the Director Plan (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K/A (Amendment No. 1), filed on August 11, 2006).

Exhibit
Number	Description
(d)(13)	Form of Non-Qualified Stock Option Agreement under the Director Plan (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on June 16, 2005).
(d)(14)	Liberty Global, Inc. Compensation Policy for Nonemployee Directors (as Amended and Restated Effective June 7, 2006) (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on June 12, 2006).
(d)(15)	Liberty Media International, Inc. Transitional Stock Adjustment Plan (the “Transitional Plan”) (incorporated by reference to Exhibit 4.5 to LMI’s Registration Statement on Form S-8, filed on June 23, 2004 (File No. 333-116790)).
(d)(16)	Form of Non-Qualified Stock Option Exercise Price Amendment under the Transitional Plan (incorporated by reference to Exhibit 99.1 to the 409A 8-K).
(d)(17)	Form of Non-Qualified Stock Option Amendment under the Transitional Plan (incorporated by reference to Exhibit 99.2 to the 409A 8-K).
(d)(18)	UnitedGlobalCom, Inc. (“UGC”) Equity Incentive Plan (amended and restated effective October 17, 2003) (incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K, filed on March 1, 2007 (the “2006 Form 10-K”)).
(d)(19)	UnitedGlobalCom, Inc. 1993 Stock Option Plan (amended and restated effective January 22, 2004) (incorporated by reference to Exhibit 10.6 to UGC’s Annual Report on Form 10-K, filed on March 15, 2004 (the “UGC 2003 10-K”)).
(d)(20)	Form of Amendment to Stock Appreciation Rights Agreement under the UnitedGlobalCom Equity Incentive Plan (amended and restated October 17, 2003) (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on December 6, 2005).
(d)(21)	Stock Option Plan for Non-Employee Directors of UGC, effective June 1, 1993, amended and restated as of January 22, 2004 (incorporated by reference to Exhibit 10.7 to the UGC 2003 10-K).
(d)(22)	Stock Option Plan for Non-Employee Directors of UGC, effective March 20, 1998, amended and restated as of January 22, 2004 (incorporated by reference to Exhibit 10.8 to the UGC 2003 10-K).
(d)(23)	Form of Letter Agreement dated December 22, 2006, between United Chile LLC and certain employees of the Company, including three executive officers and a director (incorporated by reference to Exhibit 10.22 to the 2006 Form 10-K).
(d)(24)	Indenture dated as of April 6, 2004, by and between UnitedGlobalCom, Inc. and The Bank of New York (incorporated by reference to Exhibit 4.1 to UGC’s Current Report on Form 8-K, filed on April 7, 2004).
(d)(25)	First Supplemental Indenture, dated as of May 24, 2005, between UnitedGlobalCom, Inc. and The Bank of New York (incorporated by reference to Exhibit 10.1 to UGC’s Current Report on Form 8-K, filed on May 31, 2005).
(d)(26)	Second Supplemental Indenture, dated as of June 15, 2005, among UnitedGlobalCom, Inc., the Company and The Bank of New York (incorporated by reference to Exhibit 10.1 to UGC’s Current Report on Form 8-K, filed on June 16, 2005).
(d)(27)	Third Supplemental Indenture, dated as of August 26, 2005, by and among UnitedGlobalCom, Inc., the Company and The Bank of New York (incorporated by reference to Exhibit 10.1 to UGC’s Current Report on Form 8-K, filed on August 29, 2005).
(d)(28)	Amended and Restated Stockholders’ Agreement, dated as of May 21, 2004, among the Company, Liberty Media International Holdings, LLC, Robert R. Bennett, Miranda Curtis, Graham Hollis, Yasushige Nishimura, Liberty Jupiter, Inc., and, solely for purposes of Section 9 thereof, Liberty Media Corporation (incorporated by reference to Exhibit 10.23 to Amendment No. 1 to LMI’s Registration Statement on Form 10, filed on May 25, 2004 (File No. 000-50671)).
(g)	Not Applicable.
(h)	Not Applicable.